P. E. 1/1/02

02011412

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

e·on

Press Release

January 19, 2002

E.ON to seek ministerial approval for Ruhrgas takeover

E.ON AG, Düsseldorf, will apply to Germany's Economics Minister to obtain ministerial approval for its planned acquisition of a majority interest in Essen-based Ruhrgas AG.

The German Federal Cartel Office today notified E.ON that it is prohibiting the company's acquisition of Gelsenberg AG, which holds 25.5 percent of Ruhrgas. E.ON therefore assumes that the antitrust authority also will not approve its takeover of Bergemann GmbH, which would give E.ON a majority in Ruhrgas. The company submitted for approval of the takeover in November 2001.

From E.ON's perspective, the Cartel Office's criteria were too narrowly defined. They were based primarily on a regional approach to analyzing the market and competitive environment. This ignores the fact that liberalization has already unleashed intense competition in the German and European natural gas sectors.

Moreover, there are important arguments in favor of the combination of Ruhrgas and E.ON from both a macro-economic and an energy policy standpoint. The move would significantly strengthen Ruhrgas's ability to compete in Europe. It would make a decisive contribution toward safeguarding Germany's long-term supply of natural gas and toward protecting jobs in the country's gas industry.

In view of these macro-economic advantages, E.ON will try to obtain clearance for its Ruhrgas acquisition by way of ministerial approval.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf
For more information please contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: January 21, 2002

By: ______________________
Michael C. Wilhelm
Senior Vice President
Accounting